December 18, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	Top Wealth Group Holding Ltd (File No. 333-275684)
Registration Statement on Form F-1
Response to the Staff’s Comments Dated November 30, 2023

Dear Ms. Angelini, Ms. Singleton, Mr. Ecker, Mr. West:

As counsel for Top Wealth Group Holding Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated November 30, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on November 21, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Registration Statement on Form F-1 filed November 21, 2023

Capitalization, page 50

1.	Refer to the Capitalization table and please address the following:

●	Reconcile the amount shown for short-term and long-term debt with the amounts included in the June 30, 2023 balance sheet on page F-2. In this regard, it appears the amount of debt disclosed in the Capitalization is substantially higher than the actual amount in the balance sheet.

●	Reconcile the actual amounts disclosed in the equity section for the line items ordinary shares and retained earnings with the disclosures in the balance sheet on page F-2. In this regard, we note the disclosure in footnote 2 to the Capitalization table that you are giving retroactive impact to the October 12, 2023 issuance of 26,999,250 shares. As such, the audited and unaudited historical financial statements and related financial information presented in the filing should give retroactive effect to this forward stock split for all periods presented. Refer to SAB Topic 4(D) and FASB ASC 260-10-55-12.

●	Disclose in the foremost part of the registration statement that the financial statements and related financial information gives effect to your issuance on October 12, 2023 of 26,999,250 Ordinary Shares in aggregate to your existing shareholders proportional to their shareholding, which became effective immediately, resulting in 27,000,000 Ordinary Shares issued and outstanding after the share issue. We note you first refer to this as the Pro Rata Share Issuance on page 65, which should be given more prominent disclosure.

RESPONSE: In response to the Staff’s comment, we have reconciled the amount shown for short-term and long-term debt with the amounts included in the June 30, 2023 balance sheet on page F-2 with the Capitalization section on page 50.

In response to Staff’s comment, we have revised the Capitalization section on page 50 and 51 and the audited and unaudited historical financial statements (Page F-2, F-3, F-4, F-5, F-6, F-14, F-16, F-17, F-20, and F-30) and related financial information presented have given retroactive adjusted to reflect the October 12, 2023 issuance of 26,999,250 shares (referred in the Registration Statement on Form F-1 as the “Pro Rata Share Issuance”). The Pro Rata Share Issuance has been treated as a stock split, and all references to the number of ordinary shares and per-share data in the accompanying consolidated financial statements have been retroactively adjusted to reflect such issuance of shares.

In response to Staff’s comment, we have revised the page 4 of the registration statement to describe the history of share issuance of the Company, in particularly, disclosed in the page 4 of the registration statement, as the foremost part of the registration statement, that the financial statements and related financial information gives effect to the issuance on October 12, 2023 of 26,999,250 Ordinary Shares in aggregate to our existing shareholders proportional to their shareholding, resulting in 27,000,000 Ordinary Shares issued and outstanding after the share issue.

Exhibits

2.	Please file your corporate documents as currently in effect and any amendments thereto, as required by Item 601(b)(3) of Regulation S-K. In this regard, we note the reference on page 104 to a certificate of incorporation under Cayman Islands law, and a number of references to your post-offering amended and restated memorandum and articles of association.

RESPONSE: In response to the Staff’s comment, we have revised page 99, 100, 102, 103, 104, and 111. We respectfully advise the Staff that, the memorandum and articles of association we have filed as Exhibit 3.1 is currently in effect and no amendments have been made. We have revised the aforesaid pages of the “DESCRIPTION OF SHARE CAPITAL” section in the Form F-1 to delete all the reference to the post-offering amended and restated memorandum and articles of association.

3.	Refer to the Exhibit 23.1 consent from Onestop Assurance PAC. Please have the auditor revise the opening of the first paragraph to clarify that the financial statements are included in the Form F-1. The current disclosure states they have been incorporated by reference.

RESPONSE: In response to Staff’s comment, the auditor has revised their consent and we have re-filed the consent of Onestop Assurance PAC as Exhibit 23.1.

4.	We note that you are offering 2,000,000 shares and have granted the underwriters an option to purchase up to an additional 300,000 shares to cover over-allotments. Please revise Exhibit 107 to include the over-allotment shares, or advise.

RESPONSE: In response to the Staff’s comment, we have revised and re-filed the Exhibit 107 to include the over-allotment shares.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036